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MFN FINANCIAL CORPORATION
EXHIBIT 11
COMPUTATION OF EARNINGS PER SHARE
THREE MONTH PERIOD ENDED MARCH 31, 2000

Basic earnings per share is computed by dividing net income by the weighted average number of shares of the Company's common stock outstanding during the period. Diluted earnings per share is computed based upon the weighted average number of shares of common stock outstanding and the dilutive common stock equivalents during the period. Common stock equivalents include options granted under the Company's stock option plan, options granted pursuant to an employment agreement with the Company's Chief Executive Officer and warrants outstanding convertible into shares of common stock of the Company using the treasury stock method.

(Dollars in thousands, except per share amounts)      Three Months Ended
                                                        March 31, 2000
                                                      ------------------
BASIC
Net income                                                   $     6,264
Average common shares outstanding                             10,000,000
Earnings per common share                                    $      0.63

DILUTED
Net income                                                   $     6,264
Average common shares outstanding and common share
  equivalents outstanding                                     10,008,884
Earnings per common share                                    $      0.63

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